Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (in thousands, except ratios)

	Year ended December 31,
	2014	2013	2012	2011	2010
Fixed Charges:
Interest Expense	$76,520	$73,614	$65,023	$65,817	$66,486
Interest Expense Included in Discontinued Operations	—	—	—	5,932	6,274
Total	76,520	73,614	65,023	71,749	72,760
Earnings:
Income from Continuing Operations	41,211	72,199	59,534	83,640	103,979
Less Equity in (Income)/Loss of Unconsolidated Joint Ventures	350	3,676	(923)	(1,619)	(2,633)
Operating Distributions Received from Unconsolidated Joint Ventures	266	1,475	2,338	2,932	4,463
Fixed Charges	76,520	73,614	65,023	71,749	72,760
Less Preferred Dividends of Consolidated Subsidiaries	(15)	(15)	(15)	(15)	(15)
Total	$118,332	$150,949	$125,957	$156,687	$178,554
Ratio of Earnings to Fixed Charges:(1)	1.5	2.1	1.9	2.2	2.5

(1)
There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends was identical to the ratio of earnings to fixed charges for each period.